SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Equity International Increases Stake in Gafisa by 5.0% to 18.7%
EI’s Fund IV Acquires 3.3 million ADRs

São Paulo, October 20, 2008 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified national homebuilders, today announced that Equity International (“EI”), the privately held investment company focused on real estate-related businesses operating outside of the United States co-founded by Sam Zell and Gary Garrabrant, recently acquired an additional 3,300,000 Gafisa ADRs (representing 6,600,000 Gafisa common shares), or 5.0% of Gafisa’s capital. This transaction brings Equity International’s total ownership interest to 18.7% . of outstanding shares. This most recent stake was acquired through EI’s Fund IV, formed in January 2008.

Equity International has two directors on Gafisa’s board, which is chaired by Gary Garrabrant, Equity International’s Chief Executive Officer. EI is also a member of Gafisa’s investment committee.

”We are very pleased that Equity International, a key strategic shareholder, has decided to increase its holdings in Gafisa. We believe this is a strong vote of confidence in our performance to date as well as for the Company’s prospects for the future,” remarked Wilson Amaral, Chief Executive Officer of Gafisa.

“Equity International continues to see Gafisa as an ideal way of participating in the future growth of the Brazilian economy. There is tremendous opportunity in the homebuilding sector for investors and we consider Gafisa, with its proven execution capabilities, as the market leader,” said Gary Garrabrant, Equity International Chief Executive Officer.

Fund IV represents the fourth in a series of investment funds created by Equity International since its inception. Through these funds, Equity International has raised roughly $1.5 billion and invested in 17 portfolio companies including leading homebuilders in Mexico (Homex, NYSE:HXM; BMV:HOMEX) and Brazil (Gafisa, NYSE:GFA; Bovespa:GFSA3), as well as several rapidly growing homebuilders in China and Egypt.

About Gafisa
Gafisa is one of Brazil’s leading homebuilding companies, focusing on residential markets. Over the last 50 years, we have completed and sold more than 950 developments and constructed nearly 40 million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

For additional information:
Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.